UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Pegasus Solutions, Inc.
-----------------------
(Name of Issuer)

COMMON STOCK, $.01 par value
-----------------------
(Title of Class of Securities)

705906105
-----------------------
(CUSIP Number)

Murray A. Indick
Prides Capital Partners, L.L.C.
200 High Street, Suite 700
Boston, MA 02110
(617) 778-9200
-----------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2004
-----------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.705906105            SCHEDULE 13D
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1.  NAME OF REPORTING PERSON

         Prides Capital Partners, L.L.C.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         20-0654530

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) []
    (b) [x]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*
        See Item 3
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)
    [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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7.  SOLE VOTING POWER
         -0-
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8.  SHARED VOTING POWER
         1,194,191**
-----------------------------------------------------------------------
9.  SOLE DISPOSITIVE POWER
          -0-
-----------------------------------------------------------------------
10. SHARED DISPOSITIVE POWER
         1,194,191**
-----------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,194,191**
-----------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
    [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.49%
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14. TYPE OF REPORTING PERSON
        OO ( Limited Liability Company)
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** See Item 5

CUSIP NO.705906105            SCHEDULE 13D
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1.  NAME OF REPORTING PERSON

         Kevin A. Richardson, II

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) []
    (b) [x]
-----------------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------------
4.  SOURCE OF FUNDS*
        See Item 3
-----------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)
    [ ]
-----------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
-----------------------------------------------------------------------
7.  SOLE VOTING POWER
         -0-
-----------------------------------------------------------------------
8.  SHARED VOTING POWER
         1,194,191**
-----------------------------------------------------------------------
9.  SOLE DISPOSITIVE POWER
          -0-
-----------------------------------------------------------------------
10. SHARED DISPOSITIVE POWER
         1,194,191**
-----------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,194,191**
-----------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
     [ ]
-----------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.49%**
-----------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        IN
-----------------------------------------------------------------------
** See Item 5

CUSIP NO.705906105            SCHEDULE 13D
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1.  NAME OF REPORTING PERSON

         Henry J. Lawlor, Jr.

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) []
    (b) [x]
-----------------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------------
4.  SOURCE OF FUNDS*
        See Item 3
-----------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)
    [ ]
-----------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
-----------------------------------------------------------------------
7.  SOLE VOTING POWER
         -0-
-----------------------------------------------------------------------
8.  SHARED VOTING POWER
         1,194,191**
-----------------------------------------------------------------------
9.  SOLE DISPOSITIVE POWER
          -0-
-----------------------------------------------------------------------
10. SHARED DISPOSITIVE POWER
         1,194,191**
-----------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,194,191**
-----------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
     [ ]
-----------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.49%
-----------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        IN
-----------------------------------------------------------------------
** See Item 5

CUSIP NO.705906105           SCHEDULE 13D
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1.  NAME OF REPORTING PERSON

         Murray A. Indick

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [x]
-----------------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------------
4.   SOURCE OF FUNDS*
        See Item 3
-----------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)
    [ ]
-----------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
-----------------------------------------------------------------------
7.  SOLE VOTING POWER
         -0-
-----------------------------------------------------------------------
8.  SHARED VOTING POWER
         1,194,191**
-----------------------------------------------------------------------
9.  SOLE DISPOSITIVE POWER
          -0-
-----------------------------------------------------------------------
10. SHARED DISPOSITIVE POWER
         1,194,191**
-----------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,194,191**
-----------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
        [ ]
-----------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.49%
-----------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
        IN
-----------------------------------------------------------------------
** See Item 5

CUSIP NO. 705906105           SCHEDULE 13D
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1.  NAME OF REPORTING PERSON

         Charles E. McCarthy

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) []
    (b) [x]
-----------------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------------
4.   SOURCE OF FUNDS*
        See Item 3
-----------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
         [ ]
-----------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
-----------------------------------------------------------------------
7.  SOLE VOTING POWER
         -0-
-----------------------------------------------------------------------
8.  SHARED VOTING POWER
         1,194,191**
-----------------------------------------------------------------------
9.  SOLE DISPOSITIVE POWER
          -0-
-----------------------------------------------------------------------
10. SHARED DISPOSITIVE POWER
         1,194,191**
-----------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,194,191**
-----------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
    [ ]
-----------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.49%
-----------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
        IN
-----------------------------------------------------------------------
** See Item 5

CUSIP NO. 705906105            SCHEDULE 13D
-----------------------------------------------------------------------
1.  NAME OF REPORTING PERSON

         Christian Puscasiu

-----------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [x]
    (b) [x]
-----------------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------------
4.   SOURCE OF FUNDS*
        See Item 3
-----------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)
    [ ]
-----------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
-----------------------------------------------------------------------
7.  SOLE VOTING POWER
         -0-
-----------------------------------------------------------------------
8.  SHARED VOTING POWER
         1,194,191**
-----------------------------------------------------------------------
9.  SOLE DISPOSITIVE POWER
          -0-
-----------------------------------------------------------------------
10. SHARED DISPOSITIVE POWER
         1,194,191**
-----------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,194,191**
-----------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
    [ ]
-----------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.49%
-----------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        IN
-----------------------------------------------------------------------
** See Item 5
CUSIP NO. 705906105                    SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to shares of Common Stock, $.01 par value (the "Common Stock") of Pegasus Solutions Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is Campbell Centre I, 8350 North Central Expressway, Suite 1900, Dallas, Texas 75206.

Item 2. Identity and Background

This Schedule 13D is being filed by Prides Capital Partners, L.L.C. a Delaware limited liability company, Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu.

Prides Capital Partners, L.L.C. is a Delaware limited liability company whose principal business is acting as general partner for an investment partnership and providing investment advisory services.

The principal business office address of Prides Capital Partners, L.L.C. is 200 High Street, Suite 700, Boston, MA 02110. The names of the executive officers and directors of Prides Capital Partners, L.L.C., their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Kevin A. Richardson, II Partner	200 High Street, Ste 700, Boston, MA 02110	USA	Partner Prides Capital Partners, L.L.C.

Henry J. Lawlor, Jr. Partner	200 High Street, Ste 700, Boston, MA 02110	USA	Partner Prides Capital Partners, L.L.C.

Murray A. Indick Partner	200 High Street, Ste 700, Boston, MA 02110	USA	Partner Prides Capital Partners, L.L.C.

Charles E. McCarthy Partner	200 High Street, Ste 700, Boston, MA 02110	USA	Partner Prides Capital Partners, L.L.C.

Christian Puscasiu Partner	200 High Street, Ste 700, Boston, MA 02110	USA	Partner Prides Capital Partners, L.L.C.

CUSIP NO. 705906105                    SCHEDULE 13D

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the purchases of securities was the working capital of the limited partnership for which Prides Capital Partners, L.L.C. serves as the sole general partner.

Item 4. Purpose of Transaction

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP NO. 705906105                     SCHEDULE 13D

Item 5. Interest in Securities of the Issuer

(a),(b) According to the Issuer's 10-Q filed on October 29, 2004, there were 21,748,615 shares of Common Stock issued and outstanding as of October 27, 2004. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 1,194,191 shares of Common Stock held by Prides Capital Partners, L.L.C. Voting and investment power concerning the above shares are held solely by Prides Capital Partners, L.L.C.

Although Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C.

c)During the last 60 days, the Reporting Persons purchased the following shares of Common Stock in the open market:

Trade Date	Shares	Pric	e/Share

09-21-04	50,000	11.97
09-23-04	10,000	12.04
09-24-04	10,000	11.99
09-27-04	5,391	11.71
09-28-04	3,496	11.82
09-29-04	1,504	12.04
09-30-04	5,000	11.92
10-07-04	10,000	12.05
10-11-04	10,000	11.65
10-12-04	10,000	11.75
10-13-04	10,000	11.64
10-14-04	10,000	11.82
10-18-04	4,000	11.50
10-19-04	10,000	11.53
10-20-04	25,000	11.45
10-22-04	70,000	11.04
10-25-04	12,500	10.85
10-26-04	2,500	11.30
10-27-04	30,000	10.76
10-28-04	12,500	10.55
11-01-04	20,000	10.23
11-09-04	50,000	10.40
11-12-04	200,000	11.05
11-15-04	195,000	11.05
11-19-04	5,000	11.08
11-23-04	18,800	11.39

(d)and(e) Not applicable.

CUSIP NO.705906105                    SCHEDULE 13D

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit A Joint Filing Undertaking.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2004

PRIDES CAPITAL PARTNERS, L.L.C.
By: Murray A. Indick
Managing Member

/s/ Murray A. Indick	/s/ Kevin A. Richardson, II
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

/s/ Henry J. Lawlor, Jr.	/s/ Charles E. McCarthy
Murray A. Indick	Murray A. Indick
Attorney-in-Fact	Attorney-in-Fact

/s/ Christian Puscasiu
Murray A. Indick
Attorney-in-Fact

CUSIP NO.705906105                    SCHEDULE 13D

Exhibit A
JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: November 24, 2004

PRIDES CAPITAL PARTNERS, L.L.C.
By: Murray A. Indick
Managing Member

/s/ Murray A. Indick	/s/ Kevin A. Richardson, II
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

/s/ Henry J. Lawlor, Jr.	/s/ Charles E. McCarthy
Murray A. Indick	Murray A. Indick
Attorney-in-Fact	Attorney-in-Fact

/s/ Christian Puscasiu
Murray A. Indick
Attorney-in-Fact